February 26, 2021

VIA EDGAR

Christina Chalk Senior Special Counsel Office of Mergers and Acquisitions United States Securities and Exchange Commission, Division of Corporation Finance Washington, DC 20549

Re:	CIM Real Estate Finance Trust, Inc.

Schedule TO-T/A filed February 24, 2021 by
Comrit Investments 1, Limited Partnership and Comrit Investments Ltd.

File No. 005-87389

Dear Ms. Chalk:

On behalf of Comrit Investments 1, Limited Partnership (the “Purchaser”), set forth below is the Purchaser’s response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your February 26, 2021 letter (the “Comment Letter”) concerning the above-referenced filing.

For convenience, we have included the text of each comment from the Comment Letter, followed by our response.

General

1.	Refer to your response to comment 1, as supplemented by our telephone conversation with your counsel. While you may file a draft version of the offer documents in order to “clear” staff comments before disseminating your Offer to Purchase, if you do so, you must avoid providing the means to tender with the draft filing. This would include the letter of transmittal or “assignment form.” or any other means by which subject security holders can tender into the offer, which would trigger commencement. See Rule 14d-2(a) (defining “commencement” for purposes of the tender offer rules) and Rule 14d-4 (specifying how tender offer materials must be disseminated on the date of commencement of the tender offer). See also, the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations, Third Supplement, July 2001, I. Regulation M-A, I. Schedule TO, Question 2. Please confirm your understanding in your response letter as to future filings by COMRIT in tender offers for this and other subject companies.

The Purchaser acknowledges and appreciates the Staff’s comment. With respect to future tender offer filings by the Purchaser for this and other subject companies, the Purchaser will proceed in a manner intended to comply with the guidance set forth in the Staff’s comment.

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The Purchaser acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the Purchaser’s response or require further information, please do not hesitate to contact the Purchaser’s counsel, Amos W. Barclay of Holland & Hart LLP, by telephone at (303) 473-4813.

Sincerely,

Comrit Investments 1, LP
By: Comrit Investments Ltd., its General Partner

/s/ Ziv Sapir
Ziv Sapir, Chief Executive Officer

cc:      Amos W. Barclay, Esq. (Holland & Hart LLP)

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